FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[(English Translation) Interim Report Pursuant to The Securities and Exchange Law of Japan for The Six Months Ended September 30, 2004]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 28, 2004
	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

3

I nterim Report Pursuant to The Securities and Exchange Law of Japan for The Six Months Ended September 30, 2004

Items included in the Interim Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1.Selected Financial Data

(1) Selected consolidated financial data

		Six months ended September 30, 2002		Six months ended September 30, 2003		Six months ended September 30, 2004	Year ended March 31, 2003		Year ended March 31, 2004
Revenue	(Mil yen)	430,253		573,378		540,170	840,919		1,099,546
Net revenue	(Mil yen)	283,415		414,774		370,769	566,274		803,103
Income before income taxes and cumulative effect of accounting change	(Mil yen)	40,637		159,251		88,673	47,409		282,676
Net income	(Mil yen)	131,070		86,686		44,048	119,913		172,329
Shareholders’ equity	(Mil yen)	1,732,621		1,705,548		1,829,788	1,642,328		1,785,688
Total assets	(Mil yen)	18,963,616		27,238,887		32,566,870	21,169,446		29,752,966
Shareholders’ equity per share	(Yen)	881.56		878.34		942.50	846.40		919.67
Net income per share	(Yen)	66.68		44.71		22.69	61.26		88.82
Net income per share – diluted	(Yen)	66.68		44.71		22.68	61.26		88.82
Shareholders’ equity as a percentage of total assets	(%)	9.1		6.3		5.6	7.8		6.0
Cash flows from operating activities	(Mil yen)	(219,620)		107,023		(367,309)	31,706		(78,375)
Cash flows from investing activities	(Mil yen)	16,521		95,276		(58,369)	134,053		45,471
Cash flows from financing activities	(Mil yen)	16,115		(24,895)		223,970	(22,205)		198,017
Cash and cash equivalents at end of period	(Mil yen)	159,694		654,158		449,598	491,237		637,372
Number of staffs [Average number of temporary staffs, excluded from above]		12,536 [3,044	]	12,296 [3,057	]	14,423 [3,378 ]	12,060 [3,062	]	13,987 [3,107	]

(Notes)

1	The selected consolidated financial data are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Effective with the second quarter ended September 30, 2004, changes in Other secured borrowings which was previously included in Cash flows from financing activities are included in Cash flows from operating activities. Such amounts previously reported have been reclassified to conform to the current year presentation. The presented amounts before reclassification are as follows;

		Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003	Year ended March 31, 2004
Cash flows from operating activities	(Mil yen)	(396,355)	(30,697)	34,113	(1,825,894)
Cash flows from financing activities	(Mil yen)	192,850	112,825	(24,612)	1,945,536

3	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
4	Financial Advisor and Security Advisor with fixed-term employment contract were included in the number of stuffs as of March 31, 2004 and September 30, 2004.
5	In addition to the numbers presented above, the number of staffs in investee companies of private equity investments that were consolidated as subsidiaries on the consolidated financial statements as of September 30, 2004 was 3,852 and the average number of temporary staffs in those investee companies was 861.

(2) Selected non-consolidated financial data

		Six months ended September 30, 2002		Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2003		Year ended March 31, 2004
Operating revenue	(Mil yen)	50,064		66,694		214,995		102,633		135,341
Ordinary income	(Mil yen)	7,240		21,751		171,105		10,742		39,448
Net income (loss)	(Mil yen)	10,264		19,207		171,055		(12,825)		33,374
Common stock	(Mil yen)	182,799		182,799		182,800		182,799		182,799
Number of issued shares	(1000 shares)	1,965,919		1,965,919		1,965,920		1,965,919		1,965,919
Shareholders’ equity	(Mil yen)	1,409,498		1,355,565		1,519,731		1,342,035		1,367,005
Total assets	(Mil yen)	2,047,106		2,321,921		2,969,025		2,121,113		2,469,719
Interim dividend per share [dividend per share]	(Yen)	—		7.50		10.00		15.00		15.00
Shareholders’ equity as a percentage of total assets	(%)	68.9		58.4		51.2		63.3		55.4
Number of staffs [Average number of temporary staffs, excluded from above]		5 [ 0	]	8 [ —	]	7 [ —	]	5 [ 0	]	7 [ —	]

(Notes) 1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
2	The information presented above is based on the non-consolidated information of Nomura Holdings, Inc (“the Company”). For information on shareholders’ equity per share, net income per share and net income per share-diluted, see the consolidated financial data of the Company.
3	The Company introduced the interim dividend system from the six month period ended September 30, 2003.
4	The amounts presented for September 30, 2004 are rounded whereas the amounts for previous terms are truncated.

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. and its affiliated companies (consolidated subsidiaries and variable interest entities 139, equity method affiliates 15) for the six months ended September 30, 2004.

Item 2.    Operating and Financial Review

1. Operating Results

(1) Summary

    Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥ 370.8 billion for the six months ended September 30, 2004, an decrease of 11% from the same period in the prior year. Non-interest expenses were ¥ 282.1 billion for the six months ended September 30, 2004, an increase of 10% from the same period in the prior year. As a result, income before income taxes was ¥ 88.7 billion for the six months ended September 30, 2004, an decrease of 44% from the same period in the prior year. On the other hand, net income for the six months ended September 30, 2004 was ¥ 44.0 billion, a decrease of 49% from the same period in the prior year.

    Cash and cash equivalents at September 30, 2004 decreased by ¥187.8 billion compared with March 31, 2004 (increase of ¥162.9 billion for the same period in the prior year). Net cash used in operating activities was ¥367.3 billion (net cash provided by operating activities for the same period in the prior year was ¥107.0 billion), mainly due to an increase in net trading-related balances. Trading-related balances are comprised of Trading assets and private equity investment, Collateralized agreements, Trading liabilities, Collateralized financing, Receivables/payables before settlement date (which are included in Receivables/Payables) and others. Net cash used in investing activities was ¥58.4 billion (net cash provided by investing activities for the same period in the prior year was ¥ 95.3 billion) mainly due to an investment in affiliated company. Net cash provided by financing activities was ¥224.0 billion (net cash used in financing activities for the same period in the prior year was ¥24.9 billion) mainly due to an increase in borrowings.

The breakdown of Net revenue and Non-interest expenses on the consolidated income statements are as follows.

	Six months ended September 30, 2003 (Mil Yen)		Six months ended September 30, 2004 (Mil Yen)
Commissions	89,719		115,118
Brokerage commissions		64,258		84,169
Commissions for distribution of investment trust		15,341		19,457
Other		10,120		11,492

Fees from investment banking	34,358		47,773
Underwriting and distribution		27,865		37,004
M&A / financial advisory fees		6,424		10,752
Other		69		17

Asset management and portfolio service fees	30,757		38,030
Asset management fees		25,759		32,569
Other		4,998		5,461

Net gain on trading	147,529		76,640
Merchant banking		1,155		3,247
Equity trading		52,866		28,324
Fixed income and other trading		93,508		45,069
Gain (loss) on private equity investments	6,598		(1,599)
Net interest	59,276		49,639
Gain (loss) on investments in equity securities	31,769		(1,353)
Other	14,768		46,521

Net revenue	414,774		370,769

	Six months ended September 30, 2003 (Mil Yen)		Six months ended September 30, 2004 (Mil Yen)
Compensation and benefits		133,589		130,149
Commissions and floor brokerage		9,529		12,911
Information processing and communications		38,410		39,417
Occupancy and related depreciation		26,825		26,260
Business development expenses		10,411		13,196
Other		36,759		60,163

Non-interest expenses		255,523		282,096

Business Segment Information

Results by business segment are as follows. Reconciliations of Net revenue and Income before income taxes on segment results of operations and the consolidated income statements are set forth in “ Consolidated Financial Statements, Note 12. – Segment information.”

Net revenue

	Six months ended September 30, 2003 (Mil Yen)	Six months ended September 30, 2004 (Mil Yen)
Domestic Retail	150,562	151,731
Global Wholesale	209,108	152,915
Asset Management	16,302	20,667
Other (Inc. elimination)	1,514	14,965

Total	377,486	340,278

Income (loss) before income taxes

	Six months ended September 30, 2003 (Mil Yen)	Six months ended September 30, 2004 (Mil Yen)
Domestic Retail	39,445	43,517
Global Wholesale	95,352	42,653
Asset Management	(2,407)	2,963
Other (Inc. elimination)	(5,861)	23

Total	126,529	89,156

Domestic Retail

Domestic Retail has further strengthened its capabilities to provide investment consultation service in order to respond to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. Net revenue increased by 1% from ¥ 150,562 million for the six months ended September 30, 2003 to ¥ 151,731 million for the six months ended September 30, 2004. Non-interest expenses decreased by 3% from ¥ 111,117 million for the six months ended September 30, 2003 to ¥ 108,214 million for the six months ended September 30, 2004. As a result, Income before income taxes increased by 10% from ¥ 39,445 million for the six months ended September 30, 2003 to ¥ 43,517 million for the six months ended September 30, 2004.

Global Wholesale

Global Wholesale has tried to manage its business portfolio based on global customers’ order-flow. Net revenue decreased by 27% from ¥ 209,108 million for the six months ended September 30, 2003 to ¥ 152,915 million for the six months ended September 30, 2004, mainly due to the decrease of order-flow related to Fixed Income. Non-interest expenses decreased by 3% from ¥ 113,756 million for the six months ended September 30, 2003 to ¥ 110,262 million for the six months ended September 30, 2004. As a result, Income before income taxes decreased by 55% from ¥ 95,352 million for the six months ended September 30, 2003 to ¥ 42,653 million for the six months ended September 30, 2004. In April 2004, Global Wholesale segment was reorganized in order to enhance specialty services and strengthen our global structure. It now consists of three business lines: Global Markets, which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking.

Global Markets

Net revenue decreased by 31% from ¥ 169,710 million for the six months ended September 30, 2003 to ¥ 116,685 million for the six months ended September 30, 2004, mainly due to a decrease of order-flow relating to Fixed Income. Non-interest expenses decreased by 0.4% from ¥ 83,039 million for the six months ended September 30, 2003 to ¥ 82,688 million for the six months ended September 30, 2004. As a result, Income before income taxes decreased by 61% from ¥ 86,671 million for the six months ended September 30, 2003 to ¥ 33,997 million for the six months ended September 30, 2004.

Investment Banking

Net revenue for Investment Banking increased by 7% from ¥ 33,476 million for the six months ended September 30, 2003 to ¥ 35,819 million for the six months ended September 30, 2004, partly due to a revitalization in equity capital markets. Non-interest expenses for Investment Banking decreased by 13% from ¥ 25,544 million for the six months ended September 30, 2003 to ¥ 22,140 million for the six months ended September 30, 2004. As a result, Income before income taxes for Investment Banking increased by 72% from ¥ 7,932 million for the six months ended September 30, 2003 to ¥ 13,679 million for the six months ended September 30, 2004.

Merchant Banking

Net revenue for Merchant Banking decreased by 93% from ¥ 5,922 million for the six months ended September 30, 2003 to ¥ 411 million for the six months ended September 30, 2004, because funding cost have been charged for its assets in Europe, although there were exit transactions for this period. Non-interest expenses for Merchant Banking increased by 5% from ¥ 5,173 million for the six months ended September 30, 2003 to ¥ 5,434 million for the six months ended September 30, 2004. As a result, Income before income taxes for Merchant Banking was ¥ 749 million for the six months ended September 30, 2003 and Loss before income taxes for Merchant Banking was ¥ 5,023 million for the six months ended September 30, 2004.

Asset Management

Net revenue increased by 27% from ¥ 16,302 million for the six months ended September 30, 2003 to ¥ 20,667 million for the six months ended September 30, 2004, due primarily to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trust. Non-interest expenses decreased by 5% from ¥ 18,709 million for the six months ended September 30, 2003 to ¥ 17,704 million for the six months ended September 30, 2004. As a result, Loss before income taxes for Asset Management was ¥ 2,407 million for the six months ended September 30, 2003 and Income before income taxes for Asset Management was ¥ 2,963 million for the six months ended September 30, 2004.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes for Other was ¥ 5,861 million for the six months ended September 30, 2003 and Income before income taxes for Other was ¥ 23 million for the six months ended September 30, 2004.

Geographic Information

Please refer to Note 12 about net revenue and Income before income taxes by geographic.

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes at September 30, 2003 and 2004 are as follows.

	September 30, 2003 (Mil Yen)	September 30, 2004 (Mil Yen)
Trading assets and Private equity investments	11,790,722	15,455,593
Securities inventory	10,987,122	14,690,911
Equity securities and convertible bonds	1,927,227	2,572,387
Government and government agency bonds	5,526,349	8,849,148
Bank and corporate debt securities	1,384,773	1,514,583
Commercial paper and certificates of deposit	27,999	70,999
Options and warrants	55,986	63,980
Mortgage and mortgage-backed securities	757,388	950,151
Beneficiary certificates and other	1,307,400	669,663
Derivative contracts	526,306	463,301
Foreign exchange forwards	55,513	32,539
Forward rate agreements and other over the counter forwards	573	1,692
Swap agreements	292,900	306,923
Options other than securities options – purchased	177,320	122,147
Private equity investments	277,294	301,381

Trading liabilities	6,957,302	6,641,499
Securities sold but not yet purchased	6,427,291	6,201,379
Equity securities and convertible bonds	1,947,988	685,519
Government and government agency bonds	4,222,651	5,102,916
Bank and corporate debt securities	218,178	324,147
Options and warrants	32,942	79,288
Mortgage and mortgage-backed securities	5,532	6,026
Beneficial certificates and other	—	3,483
Derivative contracts	530,011	440,120
Foreign exchange forwards	69,426	20,780
Forward rate agreements and other over the counter forwards	600	398
Swap agreements	348,229	336,997
Options other than securities options – written	111,756	81,945

Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk to the trading activity.

1)	Assumption on VaR

• 2.33 standard deviations 99% confidence level

• Holding period:    One day

• Consider correlation of price movement among the products

2)	Records of VaR

	September 30, 2003 (Bil Yen)	September 30, 2004 (Bil Yen)
Equity	2.3	5.6
Interest rate	2.3	2.6
Foreign exchange	0.3	0.3

Sub-total	4.9	8.5
Diversification benefit	(1.3)	(2.4)

Value at Risk (VaR)	3.6	6.1

	Six months ended September 30, 2004
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	10.7	3.5	5.3

2. Current Challenges

Japan’s economy and securities markets are recovering steadily, due to the fact that the real economic growth rate has increased in five consecutive quarters ended June 30, 2004. Trading volumes remain at a high level in the First Section of the Tokyo Stock Exchange. There seems to be progress in the reconstruction of the economy through resolution of the nonperforming loan problem. In this environment, the Company will actively build a solid business foundation by enhancing the capacities of new product development and origination, demonstrating the importance of risk diversification to market participants, and making effective use of its global business lines.

With regards to Domestic Retail, the Company will strengthen expanding its capabilities with a focus on meeting customer needs and expanding its customer base. The Company seeks to expand its distribution channels with the recent changes in regulations. In addition, the Company will continue its efforts to broaden individual investors’ participation in the securities markets by supporting capital market lectures at colleges and universities and investor education programs in local communities.

Regarding Global Wholesale, as the financial results of Japanese companies gradually recover, the number of companies seeking the Company’s services is on the rise. In order to respond to these companies, the Company will flexibly provide high value-added solutions such as M&A business solutions for corporate reoraganization and equity financing for investment in plant and equipment. The Group will also enhance capacities of product distribution and trading activities through promoting a globalization strategy and try to establish new business area.

With regards to Asset Management, the Company continues to enhance performance by offering value-added management services that address customer needs. The Company’s goal is increase assets under management by developing innovative products and providing prompt service that is valued by customers. In addition, the Company continues to enhance marketing functions for various types of sales channels. The Company is also focused on developing its defined contribution pension plan business.

The Nomura Group is committed to coping with the changes in society and the market, strengthening its base in an expanding securities business, and to increasing the Group’s corporate value.

3. Significant Contracts

At May 18, 2004, Nomura Realty Capital Management Co., Ltd. (“NRCM”), a wholly-owned subsidiary of the Company, acquired 7,720,000 shares of Nomura Research Institute, Ltd’s common stock, which are affiliate company stocks of the company from Nomura Land Building Co., Ltd (“NLB”), which is an affiliate company of the company.

The purpose of the business combination is the pursuit of greater efficiency with respect to maintenance and administration of real estate properties used within the Nomura (facility management business) as well as to strengthen branch office strategy through, for instance, diversifying the form of Nomura Securities’ offices. NLB and NRCM have done that NRCM is to succeed by the way of demerger NLB’s facility management business, which includes the ownership, lease, maintenance and administration of real estate properties as places of business and offices, etc as of August 1, 2004. NRCM issued 495,000 ordinary shares upon the demerger and allocate all such shares to NLB. Although a majority of all outstanding shareholder voting rights were held by NLB due to this transaction, the Company acquired said shares immediately after the demerger and maintained its parent company status with NRCM as its wholly-owned subsidiary. In addition to the above, it was determined that NRCM will change its company name to Nomura Facilities, Inc.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

a. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

b. Issued Shares

Type	Number of Issued Shares as of September 30, 2004	Number of Issued Shares as of December 17, 2004	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange (*3) Osaka Stock Exchange (*3) Nagoya Stock Exchange (*3) Amsterdam Stock Market N.V. (*4) Singapore Stock Exchange (*5) New York Stock Exchange (*6)

Total	1,965,919,860	1,965,919,860	—

Notes 1	Voting rights pertained.
2	Shares that may have increased from exercise of warrants and stock options between December 1, 2004 and December 17, 2004 are not included in the number of outstanding shares as of December 17, 2004.
3	Listed on the First Section of each stock exchange.
4	Common stock and Continental Depositary Receipts listed.
5	Common stock listed.
6	American Depositary Shares listed.

(2) Stock Options

a. Stock Acquisition Right

Resolved by the special resolution at the General Shareholders’ Meeting on June 26, 2002
	End of Interim Accounting Period (September 30, 2004)	End of Preceding Month to Filing of this Report (November 30, 2004)
Number of Stock Acquisition Rights	2,182(*1)	2,170(*1)

Type of Share under the Stock Acquisition Right	Common stock	Common stock

Number of Shares under the Stock Acquisition Rights	2,182,000	2,170,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,806 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,806 Capital Inclusion Price ¥903	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)     Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of the 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Senior managing director is treated in accordance with the director.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Interim Accounting Period (September 30, 2004)	End of Preceding Month to Filing of this Report (November 30, 2004)
Number of Stock Acquisition Rights	2,212(*1)	2,194(*1)

Type of Share under the Stock Acquisition Right	Common stock	Common stock

Number of Shares under the Stock Acquisition Rights	2,212,000	2,194,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,630 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,630 Capital Inclusion Price ¥815	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003
	End of Interim Accounting Period (September 30, 2004)	End of Preceding Month to Filing of this Report (November 30, 2004)
Number of Stock Acquisition Rights	1,354(*1)	1,354 (*1)

Type of Share under the Stock Acquisition Right	Common stock	Common stock

Number of Shares under the Stock Acquisition Rights	1,354,000	1,354,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 25, 2004
	End of Interim Accounting Period (September 30, 2004)	End of Preceding Month to Filing of this Report (November 30, 2004)
Number of Stock Acquisition Rights	1,631(*1)	1,621 (*1)

Type of Share under the Stock Acquisition Right	Common stock	Common stock

Number of Shares under the Stock Acquisition Rights	1,631,000	1,621,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,616 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,616 Capital Inclusion Price ¥808	Same as left

Conditions to Exercise of Stock	1. Not to be partial exercise of one stock acquisition right.

Acquisition Right

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left
Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

b.	Convertible Bonds and Warrants which are deemed as Bonds with stock reservation rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc.

None.

(3)	Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid - in capital (thousand Yen)
April 1, 2004 – September 30, 2004	—	1,965,919,860	—	182,799,789	—	112,504,265

(4) Major Shareholders

As of September 30, 2004

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-Ku, Tokyo, Japan	116,360	5.92
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	115,727	5.89
The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	58,768	2.99
Depositary Nominees Inc.	c/o Bank of New York 101 Barclays Street New York, New York, U.S.A.	51,537	2.62
State Street Bank and Trust Company 505103	225 Frank Street, Boston, Massachusetts, U.S.A.	44,875	2.28
State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	35,151	1.79
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-Ku, Tokyo, Japan	26,241	1.33
The Chase Manhattan Bank, N.A. 385036	360 North Creacent Drive, Beverly Hills, California, U.S.A	19,822	1.01
The Chase Manhattan Bank, N.A. London SL Omnibus Account	Woolgate House, EC Callman St., London, United Kingdom	17,937	0.91
Toyota Motor Corporation	1 Toyota-cho, Toyota City, Aichi Prefecture, Japan	16,380	0.83
Total		502,797	25.58

*	The Company holds 23,572 thousand shares as of September 30, 2004, which is not included in the list above.

(5) Voting Rights

a. Outstanding Shares

As of September 30, 2004

	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (treasury stocks, etc.)	—	—	—
Stock with limited voting right (others)	—	—	—
Stock with full voting right (treasury stocks, etc.)	(Treasury stocks) Common stock 23,571,000 (Crossholding stocks) Common stock 3,000,000	— —	Our standard stock with no limitation to its rights Same as above

Stock with full voting right (Others)	Common stock 1,929,481,000	1,929,328	Same as above
Shares less than 1 unit	Common stock 9,867,860	—	Shares less than 1 unit (1,000 shares)
Total Shares Issued	1,965,919,860	—	—
Voting Rights of Total Shareholders	—	1,929,328	—

(Notes) 1.	153,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 660 treasury stocks are included in Shares less than 1 unit.
2.	The Board of Directors of the Company has resoluted on October 28, 2004 to change the number of shares of 1 unit to 100 shares from 1,000 shares

b. Treasury Stocks

As of September 30, 2003

Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1 Nihonbashi, Chuo-Ku, Tokyo, Japan	23,571,000	—	23,571,000	1.20
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2 Marunouchi, Chiyoda- Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute Ltd.	2-2-1 Otemachi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	26,571,000	—	26,571,000	1.35

(Note) In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “a. Outstanding Shares above”.

2. Share Price History

Monthly Highs and Lows

Month	April, 2004	May, 2004	June, 2004	July, 2004	August, 2004	September, 2004
High (Yen)	1,966	1,818	1,690	1,632	1,560	1,546
Low (Yen)	1,790	1,570	1,585	1,480	1,431	1,400

(Note) Prices are based on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements and Non-consolidated Financial Statements

(1)	Pursuant to Section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles in (1).

(3)	The non-consolidated financial statements were prepared under the accounting principles generally accepted in Japan in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977) (the “Regulations”).

The non-consolidated financial statements for the previous period (from April 1, 2003 to September 30, 2003) were prepared based on the Regulations before amendment and the non-consolidated financial statements for the current period (from April 1, 2004 to September 30, 2004) were prepared based on the Regulations after amendment.

However the Regulations before amendment are applied to the non-consolidated financial statements for the current period according to the provision of the 3rd clause of supplementary provision of “Amendment of Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Cabinet Office Regulation No. 5, January 30, 2004).

The Company has changed its presentation of amounts to round the numbers from the current period. Therefore the amounts of items presented for the current period are rounded whereas the amounts for the previous period and previous year (from April 1, 2003 to March 31, 2004) are truncated.

2	Semi-annual Audit Certificate

Under articles No.193-2 of the Securities and Exchange Law, Ernst & Young ShinNihon (formerly, Shin Nihon & Co.) performed semi-annual audits of the consolidated and non-consolidated financial statements for the previous period (from April 1, 2003 to September 30, 2003) and for the current period (from April 1, 2004 to September 30, 2004).

1    Consolidated Financial Statements and Other

  (1) Consolidated Financial Statements

    1) Consolidated Balance Sheets

		September 30, 2003		September 30, 2004		March 31, 2004
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
ASSETS
Cash and cash deposits:
Cash and cash equivalents		654,158		449,598		637,372
Time deposits		313,608		276,262		248,737
Deposits with stock exchanges and other segregated cash		63,605		38,421		44,528

		1,031,371	3.8	764,281	2.3	930,637	3.1

Loans and receivables:
Loans receivable		423,216		552,186		543,894
Receivables from customers		42,192		19,262		10,744
Receivables from other than customers		915,154		473,050		464,776
Allowance for doubtful accounts		(6,789)		(3,831)		(5,778)

		1,373,773	5.0	1,040,667	3.2	1,013,636	3.4

Collateralized agreements:
Securities purchased under agreements to resell		4,221,030		7,411,732		5,701,646
Securities borrowed		7,778,130		6,678,398		7,180,106

		11,999,160	44.1	14,090,130	43.3	12,881,752	43.3

Trading assets and private equity investments

(including securities pledged as collateral of ¥5,020,151 million at September 30, 2003, ¥6,876,678 million at September 30, 2004 and ¥5,229,300 million at March 31, 2004, respectively):

Securities inventory	*4	10,987,122		14,690,911		13,066,963
Derivative contracts	*5	526,306		463,301		479,659
Private equity investments		277,294		301,381		291,774

		11,790,722	43.3	15,455,593	47.5	13,838,396	46.5

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥173,713 million at September 30, 2003, ¥187,506 million at September 30, 2004 and ¥182,449 million at March 31, 2004, respectively)		180,891		278,809		200,700
Lease deposits		71,964		42,801		64,764
Non-trading debt securities (including securities pledged as collateral of ¥nil at September 30, 2003, ¥2,217 million at September 30, 2004 and ¥3,340 million at March 31, 2004)		201,716		218,895		206,236
Investments in equity securities		150,465		161,077		169,459
Investments in and advances to affiliated companies		203,507		249,752		207,668
Deferred tax assets		99,283		109,786		105,901
Other		136,035		155,079		133,817

		1,043,861	3.8	1,216,199	3.7	1,088,545	3.7

Total assets		27,238,887	100.0	32,566,870	100.0	29,752,966	100.0

The accompanying notes are an integral part of these consolidated financial statements.

		September 30, 2003		September 30, 2004		March 31, 2004
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	*7	355,857	1.3	430,024	1.3	437,124	1.5
Payables and deposits:
Payables to customers		207,540		214,206		266,646
Payables to other than customers		415,765		755,383		861,747
Time and other deposits received		301,516		261,731		255,703

		924,821	3.4	1,231,320	3.8	1,384,096	4.6

Collateralized financing:
Securities sold under agreements to repurchase		8,161,227		11,553,427		9,622,727
Securities loaned		5,534,591		5,234,081		5,157,814
Other secured borrowings		977,418		2,567,341		2,587,217

		14,673,236	53.9	19,354,849	59.4	17,367,758	58.4

Trading liabilities:
Securities sold but not yet purchased	*4	6,427,291		6,201,379		5,559,598
Derivative contracts	*5	530,011		440,120		417,368

		6,957,302	25.5	6,641,499	20.4	5,976,966	20.1

Other liabilities:
Accrued income taxes		58,269		23,679		93,538
Accrued pension and severance costs		87,157		86,845		86,439
Other		239,811		252,632		235,888

		385,237	1.4	363,156	1.1	415,865	1.4

Long-term borrowings	*7	2,236,886	8.2	2,716,234	8.4	2,385,469	8.0

Total liabilities		25,533,339	93.7	30,737,082	94.4	27,967,278	94.0

Commitments and contingencies	*11
Shareholders’ equity:
Common stock
Par value no per share Authorized - 6,000,000,000 shares at September 30, 2003, September 30, 2004 and March 31, 2004
Issued - 1,965,919,860 shares at September 30, 2003, September 30, 2004 and March 31, 2004		182,800	0.7	182,800	0.6	182,800	0.6

Additional paid-in capital		153,491	0.6	154,938	0.5	154,063	0.5

Retained earnings		1,479,150	5.4	1,574,865	4.8	1,550,231	5.2

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment		(39,735)		(32,869)		(34,221)
Cumulative translation adjustments		(37,588)		(16,451)		(34,380)

		(77,323)	(0.3)	(49,320)	(0.2)	(68,601)	(0.2)

		1,738,118	6.4	1,863,283	5.7	1,818,493	6.1
Less-Common stock held in treasury, at cost - 24,137,689 shares at September 30, 2003, 24,498,637 shares at September 30, 2004 and 24,263,831 shares at March 31, 2004		(32,570)	(0.1)	(33,495)	(0.1)	(32,805)	(0.1)

Total shareholders’ equity		1,705,548	6.3	1,829,788	5.6	1,785,688	6.0

Total liabilities and shareholders’ equity		27,238,887	100.0	32,566,870	100.0	29,752,966	100.0

The accompanying notes are an integral part of these consolidated financial statements.

2) Consolidated Income Statements

		Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2004
	Notes	Millions of Yen	(%)	Millions of Yen	(%)	Millions of Yen	(%)
Revenue:
Commissions		89,719		115,118		210,216
Fees from investment banking		34,358		47,773		86,994
Asset management and portfolio service fees		30,757		38,030		66,193
Net gain on trading		147,529		76,640		229,042
Gain (loss) on private equity investments		6,598		(1,599)		13,138
Interest and dividends		217,880		219,040		396,870
Gain (loss) on investments in equity securities		31,769		(1,353)		55,888
Other	*12	14,768		46,521		41,205

Total revenue		573,378	100.0	540,170	100.0	1,099,546	100.0
Interest expense		158,604	27.7	169,401	31.4	296,443	27.0

Net revenue		414,774	72.3	370,769	68.6	803,103	73.0

Non-interest expenses:
Compensation and benefits		133,589		130,149		259,336
Commissions and floor brokerage		9,529		12,911		19,169
Information processing and communications		38,410		39,417		80,031
Occupancy and related depreciation		26,825		26,260		54,221
Business development expenses		10,411		13,196		23,100
Other	*12	36,759		60,163		84,570

		255,523	44.5	282,096	52.2	520,427	47.3

Income before income taxes		159,251	27.8	88,673	16.4	282,676	25.7

Income tax expense(benefit):
Current		65,511		48,292		108,434
Deferred		7,054		(3,667)		1,913

		72,565	12.7	44,625	8.3	110,347	10.0

Net income		86,686	15.1	44,048	8.1	172,329	15.7

		Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2004
	Notes	Yen		Yen		Yen

Per share of common stock:	*9
Basic-
Net income		44.71		22.69		88.82
Diluted-
Net income		44.71		22.68		88.82

The accompanying notes are an integral part of these consolidated financial statements.

3) Consolidated Statements of Shareholders’ Equity

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
	Millions of Yen	Millions of Yen	Millions of Yen
Common Stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of the period	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	151,328	154,063	151,328
Gain on sales of treasury stock	1,800	10	1,807
Issuance of common stock options	363	865	928

Balance at end of the period	153,491	154,938	154,063

Retained earnings
Balance at beginning of year	1,407,028	1,550,231	1,407,028
Net income	86,686	44,048	172,329
Cash dividends	(14,564)	(19,414)	(29,126)

Balance at end of the period	1,479,150	1,574,865	1,550,231

Accumulated comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	(41,558)	(34,221)	(41,558)
Net change during the period	1,823	1,352	7,337

Balance at end of the period	(39,735)	(32,869)	(34,221)

Cumulative translation adjustments
Balance at beginning of year	(22,329)	(34,380)	(22,329)
Net change during the period	(15,259)	17,929	(12,051)

Balance at end of the period	(37,588)	(16,451)	(34,380)

Common stock held in treasury
Balance at beginning of year	(34,941)	(32,805)	(34,941)
Repurchase of common stock	(3,824)	(170)	(4,084)
Sale of common stock	6,195	55	6,220
Other net change in treasury stock	—	(575)	—

Balance at end of the period	(32,570)	(33,495)	(32,805)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860	1,965,919,860

Balance at end of the period	1,965,919,860	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

4) Consolidated Statements of Comprehensive Income

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
	Millions of Yen	Millions of Yen	Millions of Yen
Net income	86,686	44,048	172,329

Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax:	(15,259)	17,929	(12,051)
Minimum pension liability adjustment:
Changes in minimum pension liability during the period	3,017	2,337	12,445
Deferred income taxes	(1,194)	(985)	(5,108)

Total	1,823	1,352	7,337

Total other comprehensive (loss) income	(13,436)	19,281	(4,714)

Comprehensive income	73,250	63,329	167,615

The accompanying notes are an integral part of these consolidated financial statements.

5) Consolidated Statements of Cash Flows

		Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
	Notes	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:
Net income		86,686	44,048	172,329
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization		16,752	18,273	33,706
(Gain) loss on investments in equity securities		(31,769)	1,353	(55,888)
Deferred income tax expense (benefit)		7,054	(3,667)	1,913
Changes in operating assets and liabilities:
Time deposits		102,670	(16,613)	174,331
Deposits with stock exchanges and other segregated cash		(25,858)	8,250	(7,485)
Trading assets and private equity investments		(2,774,195)	(1,349,960)	(4,808,112)
Trading liabilities		3,200,188	552,076	2,152,243
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase		1,286,407	102,164	1,297,514
Securities borrowed, net of securities loaned		(1,827,488)	585,938	(1,576,454)
Other secured borrowings		137,720	(19,876)	1,747,519
Loans and receivables, net of allowance		(281,936)	22,994	135,821
Payables and deposit received		127,899	(213,293)	592,779
Accrued income taxes, net		53,650	(74,732)	80,273
Other, net		29,243	(24,264)	(18,864)

Net cash provided by (used in) operating activities		107,023	(367,309)	(78,375)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities		(15,610)	(17,546)	(39,303)
Proceeds from sales of office buildings, land, equipment and facilities		921	616	1,341
Payments for purchases of investments in equity securities		(19)	(78)	(61)
Proceeds from sales of investments in equity securities		19,407	6,992	24,309
Decrease (increase) in non-trading debt securities, net		68,633	(12,029)	61,705
Decrease (increase) in other investments and other assets, net	*3,11	21,944	(36,324)	(2,520)

Net cash provided by (used in) investing activities		95,276	(58,369)	45,471

Cash flows from financing activities:
Increase in long-term borrowings		354,375	379,876	712,675
Decrease in long-term borrowings		(350,624)	(124,435)	(551,897)
(Decrease) increase in short-term borrowings, net		(3,700)	(16,798)	76,982
Proceeds from sales of common stock		7,995	65	8,027
Payments for repurchases of common stock		(3,824)	(170)	(4,084)
Payments for cash dividends		(29,117)	(14,568)	(43,686)

Net cash (used in) provided by financing activities		(24,895)	223,970	198,017

Effect of exchange rate changes on cash and cash equivalents		(14,483)	13,934	(18,978)

Net increase (decrease) in cash and cash equivalents		162,921	(187,774)	146,135
Cash and cash equivalents at beginning of year		491,237	637,372	491,237

Cash and cash equivalents at end of the period		654,158	449,598	637,372

Supplemental information:	*3
Cash paid during the period for-
Interest		101,585	160,407	281,756
Income tax payments, net		11,861	123,024	28,160

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements]

1.	Basis of accounting:

In December 2001, Nomura Holdings, Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to Section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements for the six months ended September 30, 2004 have been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura (the Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”) adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a positive impact of ¥33,039 million, a negative impact of ¥5,557 million and a positive impact of ¥54,729 million on income before income taxes for the six months ended September 30, 2003 and 2004, and for the year ended March 31, 2004, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a positive impact of ¥1,774 million, ¥198 million and ¥1,856 million on income before income taxes for the six months ended September 30, 2003 and 2004, and for the year ended March 31, 2004, respectively.

Retirement and severance benefit—

Under U.S. GAAP, a gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such a gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under U.S. GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method.

Appropriations of retained earnings—

Under U.S. GAAP, appropriations of retained earnings are reflected and recorded in the consolidated financial statements in the period to which they relate. Under Japanese GAAP, a company may select the accounting method for appropriations of retained earnings to reflect and record appropriations in the consolidated financial statements either in the period to which they relate or in a subsequent period when approval for the appropriations by the board of directors has been obtained.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are deferred on the balance sheet.

Leveraged leases—

Under U.S. GAAP, fixed income and expenses are recognized for each year over the period of the leveraged leases. Under Japanese GAAP, depreciation expenses arising from leased assets are recognized on a declining balance method and income and expenses are not averaged during the period of leveraged leases.

2.	Summary of accounting policies:

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Nomura’s business segments are structured based on its management structure, the nature of products and services and its customer base. Nomura reports operating results in three business segments: Domestic Retail, Global Wholesale and Asset Management.

In Domestic Retail business, Nomura provides principally investment consultation services mainly to individual customers in Japan. In Global Wholesale business, Nomura provides principally fixed income and equity trading services and investment banking services mainly to institutions on a global basis. Also, Nomura conducts merchant banking business. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to U.S. GAAP as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material inter-company transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation (see also Reclassifications of previously reported amounts, described below).

Reclassifications of previously reported amounts—

Consolidated statements of cash flows: Effective with the second quarter ended September 30, 2004, changes in Other secured borrowings which were previously included in Cash flows from financing activities are included in Cash flows from operating activities. Such amounts previously reported have been reclassified to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker/dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Private equity investments primarily are carried at fair value. Corresponding changes in the fair value of these investments are included in Gain (loss) on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors. As the underlying investments generally are in non-publicly listed companies, there are no externally quoted market prices available. In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenues and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Historically, Nomura engaged in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold, as repurchase and reverse repurchase transactions.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Receivables and payables —

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Net receivables/payables arising from unsettled trades were included in Receivables from other than customers amounting to ¥463,059 million at September 30, 2003, and Payables to other than customers in the amount of ¥506,318 million at March 31, 2004 and ¥384,187 million at September 30, 2004.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥14,298 million, ¥15,053 million and ¥28,595 million, and is included in Occupancy and related depreciation in the amount of ¥2,454 million, ¥3,220 million and ¥5,111 million for the six months ended September 30, 2003 and 2004, and for the year ended March 31, 2004, respectively.

Long-lived assets—

In August 2001, the FASB released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

These charges were incurred as a result of Nomura’s analysis to determine if there was any impairment of long-lived assets and significant decreases in the market or fair value of certain assets were identified. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with US GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥119,270 million and ¥31,195 million at September 30, 2003, ¥132,550 million and ¥28,527 million at September 30, 2004, and ¥139,049 million and ¥30,410 million at March 31, 2004, respectively. Investments in equity securities for other than operating purposes are included in the consolidated balance sheets in Other assets—Other.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 123 requires that compensation cost for all stock awards be calculated and recognized over the service period, generally equal to the vesting period. The compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share”, the computation of basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilutive effect of convertible bonds, warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill is recognized as the excess of acquisition cost over the fair value of net assets acquired. Goodwill, upon adoption of SFAS No. 142, is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In June 2004, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means.” The consensus reached indicates that in situations where an investor has the ability to exercise significant influence over the investee, an investor should apply the equity method of accounting only when it has either common stock or “in-substance” common stock of a corporation. The consensus would be effective for reporting periods beginning after September 15, 2004. Nomura is currently assessing the potential impact of EITF 02-14 on the consolidated financial statements.

In July 2004, EITF reached a consensus on EITF Issue No. 04-8 (“EITF 04-8”), “The Effect of Contingently Convertible Debt on Diluted Earnings per Share.” The consensus reached indicates that contingently convertible debt instruments (“Co-Cos”) should be included in diluted earnings per share computations regardless of whether the market price trigger or other contingent features have been met. This will require restatement of prior period earnings per share amounts. Nomura currently does not have Co-Cos outstanding.

3.	Business combinations:

At May 18, 2004, Nomura Realty Capital Management Co., Ltd. (“NRCM”), a wholly-owned subsidiary of the Company, acquired 7,720,000 shares of Nomura Research Institute., Ltd’s common stock, which are affiliate company stocks of the Company from Nomura Land Building Co., Ltd (“NLB”), which is an affiliate company of the Company.

The purpose of the business combination is the pursuit of greater efficiency with respect to maintenance and administration of real estate properties used within the Nomura (facility management business) as well as to strengthen branch office strategy through, for instance, diversifying the form of Nomura Securities’ offices. NLB and NRCM have done that NRCM is to succeed by the way of demerger NLB’s facility management business, which includes the ownership, lease, maintenance and administration of real estate properties as places of business and offices, etc as of August 1, 2004. NRCM issued 495,000 ordinary shares upon the demerger and allocate all such shares to NLB. Although a majority of all outstanding shareholder voting rights were held by NLB due to this transaction, the Company acquired said shares immediately after the demerger and maintained its parent company status with NRCM as its wholly-owned subsidiary. In addition to the above, it was determined that NRCM will change its company name to Nomura Facilities, Inc.

Nomura has a growing private equity business, which it operates through a wholly owned subsidiary, Nomura Principal Finance., Ltd. (“NPF”). During the period ended September 30, 2004, NPF acquired 1 business.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed from NLB and an acquired entity by NPF at the date of acquisition:

Millions of yen
Office buildings, land, equipment and facilities	¥78,968
Investment in and advances to affiliated company	81,214
Other assets	35,273
Short-and long-term borrowings	(114,726)
Other liabilities (including received deposit)	(55,705)

Cash used in acquisition, net of cash acquired	¥25,024

4.	Securities inventory and securities sold but not yet purchased:

Securities inventory, including securities, which are classified as pledged as collateral, and securities sold but not yet purchased consist of trading securities at fair value classified as follows:

	Millions of yen
	September 30				March 31
	2003		2004		2004
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet Purchased
Equity securities and convertible bonds	¥1,927,227	¥1,947,988	¥2,572,387	¥685,519	¥2,091,565	¥1,301,983
Government and government agency bonds	5,526,349	4,222,651	8,849,148	5,102,916	7,702,731	3,957,335
Bank and corporate debt securities	1,384,773	218,178	1,514,583	324,147	1,153,693	223,983
Commercial paper and certificates of deposit	27,999	—	70,999	—	24,998	—
Options and warrants	55,986	32,942	63,980	79,288	41,900	62,871
Mortgage and mortgage-backed securities	757,388	5,532	950,151	6,026	773,083	13,414
Beneficiary certificates and other	1,307,400	—	669,663	3,483	1,278,993	12

	¥10,987,122	¥6,427,291	¥14,690,911	¥6,201,379	¥13,066,963	¥5,559,598

5.	Derivatives utilized for trading purposes:

The table below discloses the fair values of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure:

	Millions of yen
	September 30		March 31
	2003	2004	2004
Trading Assets:
Foreign exchange forwards	¥55,513	¥32,539	¥34,807
FRA(1) and other OTC(2) forwards	573	1,692	1,073
Swap agreements	292,900	306,923	293,883
Options other than securities options—purchased	177,320	122,147	149,896

Sub-total	526,306	463,301	479,659
Securities options—purchased(3)	55,954	63,518	40,593

Total	¥582,260	¥526,819	¥520,252

	Millions of yen
	September 30		March 31
	2003	2004	2004
Trading Liabilities:
Foreign exchange forwards	¥69,426	¥20,780	¥29,629
FRA and other OTC forwards	600	398	1,324
Swap agreements	348,229	336,997	297,856
Options other than securities options—written	111,756	81,945	88,559

Sub-total	530,011	440,120	417,368
Securities options—written(3)	30,902	73,846	61,481

Total	¥560,913	¥513,966	¥478,849

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate

6.	Variable Interest Entities(VIEs):

In January 2003, the FASB issued FIN 46. FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. In accordance with the original provisions, Nomura adopted FIN 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, Nomura was initially required to adopt FIN 46 in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

In October 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FASB also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the AICPA Audit and Accounting Guide—Audits of Investment Companies (“Audit Guide”) and accounting by parent companies and equity method investors for investments in investment companies. In December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Nomura applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 31, 2003. The implementation of FIN 46-R did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making and investing activities. At September 30, 2004, Nomura mainly consolidated VIEs of which Nomura currently is the primary beneficiary, that was created to market structured bonds to investors by repackaging corporate convertible bonds.

The following table shows the consolidated VIEs assets and the financing amount of which investors have no recourse to Nomura:

Billions of yen
September 30 2004
VIEs assets	¥105
Financing amounts with no recourse to Nomura	¥105

Assets of consolidated VIEs are included in Trading assets and private equity investments on its consolidated balance sheets.

Nomura also sells beneficial interests regarding leveraged or operating leases for aircraft using VIEs. In such transactions, Nomura may have significant variable interests. In addition, Nomura may have equity interest in VIEs which acquire primarily high yield leveraged loans and other debt obligations rated below investment grade, by issuing debt and equity.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds the significant variable interests and maximum exposure to loss associated with these significant variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure:

	Billions of yen
	September 30	March 31
	2004	2004
VIEs assets	¥136	¥120
Maximum exposure to loss	15	19

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. The FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the Terra Firma investments. Nomura’s interest in these investments totals ¥294 billion, which is already recorded on the consolidated balance sheet at September 30, 2004. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

7.	Borrowings:

Borrowings of Nomura at September 30, 2003 and 2004 and March 31, 2004 are shown below:

	Millions of yen
	September 30		March 31
	2003	2004	2004
Short-term borrowings:
Commercial paper	¥252,994	¥284,500	¥283,000
Bank loans	75,362	87,304	114,545
Others	27,501	58,220	39,579

Total	355,857	430,024	437,124

Long-term borrowings:
Long-term loan from banks and other financial institutions	478,167	588,172	520,468
Funding balances of bonds and notes issued(1)(2)	1,591,657	1,959,113	1,743,846
Trading balances of secured borrowings	167,062	168,949	121,155

Total	2,236,886	2,716,234	2,385,469

(1)	Warrants included in “Funding balances of bonds and notes issued” are ¥ 2,631 million, ¥ nil million, and ¥ 2,631 million as of September 30, 2003 and 2004, and March 31, 2004, respectively.

Trading balances of secured borrowings

These balances of secured borrowings represent secured loans from special purpose entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. The outstanding balances of these assets are included in the consolidated balance sheets as Securities inventory, and approximate the outstanding balances of related secured borrowings.

8.	Assets pledged:

Nomura enters into secured financing transactions mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlement. These transactions include resale and repurchase agreements, securities borrowed and loaned transactions and other secured borrowings.

In many cases, Nomura is permitted to use its securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The related balances are as follows:

	Billions of yen
	September 30		March 31
	2003	2004	2004
The fair value of securities received as collateral where Nomura is permitted to sell or repledge the securities	¥17,362	¥17,192	¥16,274
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	15,126	13,597	12,882

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are stated in parentheses on Trading assest and private equity investments or Non-trading debt securities on the consolidated balance sheets.

Securities and loans receivables owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	September 30		March 31
	2003	2004	2004
Trading assets:
Equity securities and convertible bonds	¥299,918	¥107,168	¥278,000
Government and government agency bonds	456,211	627,294	430,614
Bank and corporate debt securities	639,603	605,953	698,647
Warrants	32	353	1,087
Mortgage and mortgage-backed securities	638,779	552,899	629,736

	¥2,034,543	¥1,893,667	¥2,038,084

Loans receivables and Investments:
Loans receivable	¥58,737	¥—	¥—
Non-trading debt securities	44,484	47,002	48,099

	¥103,221	¥47,002	¥48,099

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. The carrying value of assets pledged, except for those disclosed in the Note 7 and above table, are as follows:

	Millions of yen
	September 30		March 31
	2003	2004	2004
Trading securities	¥1,015,211	¥2,569,393	¥2,440,316
Loans receivable	—	51,255	73,752
Non-trading debt securities	—	62,135	37,013
Investments in and advances to affiliated companies	—	11,294	6,648

	¥1,015,211	¥2,694,077	¥2,557,729

Assets in the above table were mainly pledged to financial institutions for loans payable and other secured borrowings.

In addition, Nomura repledged ¥54,858 million, ¥26,804 million and ¥193,652 million of securities borrowed at September 30, 2003 and 2004, and March 31, 2004, respectively, as collateral for bank loans and other loans.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. Nomura segregated bonds and equities of ¥279,251 million, ¥295,555 million, and ¥289,331 million at September 30, 2003 and 2004, and March 31, 2004, respectively. These are included in Trading assets and private equity investments – Securities inventory on the consolidated balance sheets or borrowed under securities lending and borrowing agreements.

9.	Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30		Year ended March 31
	2003	2004	2004
Income applicable to common stock	86,686	44,048	172,329

Basic-

Weighted average number of shares outstanding	1,938,752,238	1,941,476,091	1,940,116,416

Net income	44.71	22.69	88.82

Diluted -

Weighted average number of shares outstanding used in diluted EPS computations	1,938,752,238	1,942,355,989	1,940,238,630

Net income	44.71	22.68	88.82

There were warrants and options to purchase 5,445,234, options to purchase 6,025,000, and warrants and options to purchase 3,148,394 shares of common stock at September 30, 2003 and 2004, and March 31, 2004, respectively, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each period.

10.	Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Company and subsidiaries other than private equity investees in Japan (“the Japanese entities”) for the six months ended September 30, 2003 and 2004 and for the year ended March 31, 2004 are shown below:

The Japanese plans

	Millions of yen
	September 30		March 31 2004
	2003	2004
Service cost	4,217	4,096	8,064
Interest cost	1,972	1,875	3,944
Expected return on plan assets	(1,271)	(1,497)	(2,542)
Amortization, other	2,657	2,300	5,314

Net periodic pension and severance costs	7,575	6,774	14,780

Nomura expected to contribute approximately ¥ 5,358 million to the Japanese plans during the year ending March 31 2005, as of March 31, 2004. There was no significant change of this expectation as of September 30, 2004.

11.	Credit and investment commitments and guarantees:

Credit and investment commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments at September 30, 2003, September 30, 2004 and March 31, 2004 were as follows:

	Millions of yen
	September 30		March 31 2004
	2003	2004
Commitments to extend credit and to invest in partnerships	¥156,965	¥153,158	¥160,089

Private equity investments—

In Japan, Nomura operates a private equity business through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). As of September 30, 2004, NPF has agreements to acquire new shares to be issued in Millenium Retailing, Inc. (“MR”), a significant private equity investee. NPF acquired ¥20 billion of new shares issued by MR in July 2004, and will acquire an additional ¥30 billion around the end of January 2005, giving NPF a majority stake.

Lease—

Leases as lessee

Nomura leases its office space and certain employees’ residential facilities in Japan under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements.

Presented below is a schedule of minimum future rentals under operating leases with remaining terms exceeding one year as of September 30, 2004:

Millions of yen
September 30, 2004
Year ending September 30,
2005	5,288
2006	5,346
2007	4,727
2008	4,186
2009	4,053
2010 and thereafter	11,730

Total minimum lease payments	35,330
Sub lease income	2,345

Net minimum lease payments	32,985

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility, and tax increases.

Guarantees—

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions are effective with Nomura’s year ended March 31, 2003.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN No. 45 definition of guarantees. FIN No.45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relates to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN No. 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura does not monitor its risk exposure to such derivative contracts based on notional amounts, rather Nomura manages its risk exposure on a fair value basis. Overall risk limits have been established and the extent of risk exposure is routinely monitored against these limits. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth maximum potential payout/notional about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees at September 30, 2003, September 30, 2004 and March 31, 2004:

	Millions of yen
	September 30		March 31 2004
	2003	2004
Derivative contracts(1)	¥12,389,628	¥12,409,433	¥10,962,532
Standby letters of credit and other guarantees(2)	24,139	7,280	29,424

(1)	Carrying value of the derivative contracts were ¥362,140 million, ¥363,616 million and ¥320,887 million as of September 30, 2003 and 2004, and March 31, 2004, respectively.
(2)	Carrying value of the standby letters of credit and other guarantees were ¥108 million, ¥82 million and ¥75 million as of September 30, 2003 and 2004, and March 31, 2004, respectively.

12. Segment information:

Operating segments—

Nomura reports its results in three distinct core segments: Domestic Retail, Global Wholesale, and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	The NPF investments in the private equity investee companies are treated as private equity positions for management reporting purposes, as management views these entities not as operating subsidiaries but as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Wholesale. For the six months ended September 30, 2003 and 2004, and for the year ended March 31, 2004, these investments were not shown at fair value, but were consolidated at historical cost under U.S. GAAP. The impact of consolidating/deconsolidating the private equity investee companies, including the elimination impact, under U.S. GAAP is excluded from the segment information and described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results for the six months ended September 30, 2003 and 2004, and for the year ended March 31, 2004 are shown in the following table. Net interest revenue is disclosed because management utilizes interest revenue after deducting interest expense for its operating decision. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2003
Non-interest revenue	¥149,787	¥163,829	¥15,231	¥(10,637)	¥318,210
Net interest revenue	775	45,279	1,071	12,151	59,276

Net revenue	150,562	209,108	16,302	1,514	377,486
Non-interest expenses	111,117	113,756	18,709	7,375	250,957

Income (loss) before income taxes	¥39,445	¥95,352	¥(2,407)	¥(5,861)	¥126,529

Six months ended September 30, 2004
Non-interest revenue	¥150,401	¥108,610	¥19,888	¥11,739	¥290,638
Net interest revenue	1,330	44,305	779	3,226	49,640

Net revenue	151,731	152,915	20,667	14,965	340,278
Non-interest expenses	108,214	110,262	17,704	14,942	251,122

Income before income taxes	¥43,517	¥42,653	¥2,963	¥23	¥89,156

Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30		Year ended March 31 2004
	2003	2004
(Loss) on undesignated hedging instruments included in Net gain on trading	¥(11,680)	¥(7,669)	¥(12,544)
(Loss)/gain on investment securities	(556)	5,589	1,590
Equity in earnings of affiliates	2,394	2,933	8,514
Corporate items	(8,461)	(1,860)	(10,666)
Others	12,442	1,030	21,605

Total	¥(5,861)	¥23	¥8,499

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non interest expenses and income before income taxes in the consolidated income statements.

	Millions of yen
	Six months ended September 30		Year ended March 31 2004
	2003	2004
Net revenue	¥377,486	¥340,278	¥729,523
Unrealized gain/(loss) on investments in equity securities held for relationship purpose	33,039	(5,557)	54,729
Effect of consolidation/deconsolidation of the private equity investee companies (1)	4,249	36,048	18,851

Consolidated net revenue	¥414,774	¥370,769	¥803,103

Non interest expenses	¥250,957	¥251,122	¥504,018
Unrealized gain/(loss) on investments in equity securities held for relationship purpose	—	—	—
Effect of consolidation/deconsolidation of the private equity investee companies (2)	4,566	30,974	16,409

Consolidated non interest expenses	¥255,523	¥282,096	¥520,427

Income before income taxes	¥126,529	¥89,156	¥225,505
Unrealized gain/(loss) on investments in equity securities held for relationship purpose	33,039	(5,557)	54,729
Effect of consolidation/deconsolidation of the private equity investee companies	(317)	5,074	2,442

Consolidated income before income taxes	¥159,251	¥88,673	¥282,676

(1)	These are included in Revenue-Other in the consolidated income statements.
(2)	These are included in Non interest expenses-Other in the consolidated income statements.

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2003	2004	2004
Net revenue:
Americas	¥26,757	¥21,835	¥56,514
Europe	31,475	13,600	57,751
Asia and Oceania	5,798	9,917	14,814

Sub-total	64,030	45,352	129,079
Japan	350,744	325,417	674,024

Consolidated	¥414,774	¥370,769	¥803,103

	Millions of yen
	Six months ended September 30		Year ended March 31
	2003	2004	2004
Income (loss) before income taxes:
Americas	¥(2,060)	¥(5,049)	¥1,015
Europe	(6,138)	(26,988)	(13,162)
Asia and Oceania	(3,929)	(2,780)	(5,809)

Sub-total	(12,127)	(34,817)	(17,956)
Japan	171,378	123,490	300,632

Consolidated	¥159,251	¥88,673	¥282,676

	Millions of yen
	September 30		March 31
	2003	2004	2004
Long-lived assets:
Americas	¥7,788	¥6,733	¥5,493
Europe	38,411	44,263	41,042
Asia and Oceania	1,921	3,874	2,197

Sub-total	48,120	54,870	48,732
Japan	139,553	231,219	156,951

Consolidated	¥187,673	¥286,089	¥205,683

There is no revenue derived from transactions with a single major external customer for the six months ended September 30, 2003 and 2004 and for the year ended March 31, 2004.

13. Subsequent events:

None.

(2) Other

We are involved in a number of actions and proceedings in Japan and overseas. The Czech Republic and Czech’s National Property Fund are claiming damages against our European subsidiaries in the international arbitration proceedings (commenced in December 2002), and on August 31, 2004, the arbitration tribunal issued an interim award permitting the Czech Republic to remain as a claimant in the proceedings. The outline of these proceedings is described below.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

NPI and others are claiming damages in connection with the acquisition of IPB share, the imposition of forced administration and the immediate sale by the administrator of IPB’s entire business to CSOB, including claim against the Czech Republic under International Investment Protection Treaty.

NPI and Nomura International plc (NIP) are involved in a number of legal claims arising out of the circumstances mentioned above. The legal disputes include international arbitration proceedings commenced by the Czech Republic and Czech’s National Property Fund pursuant to which damages of $3-8 billion are claimed.

CSOB is also pursuing a legal action before the Czech courts seeking damages of $629 million against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. We believe that all such claims brought against us are without merit and our subsidiaries’ arguments will be upheld.

Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations including the action described above.

2. Non-consolidated Financial Statements and Other

(1) Non-consolidated Financial Statements

1)     Non-consolidated Balance Sheets

		September 30, 2003		September 30, 2004		March 31, 2004
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(ASSETS)
Current Assets
Cash and cash deposits		4,815		5,992		1,973
Short-term loans receivable		772,846		1,058,260		708,516

Deferred tax assets		8,924		2,991		1,957

Other current assets		56,320		43,051		80,428
Allowance for doubtful accounts		(3)		(2)		(1)

Total Current Assets		842,903	36.3	1,110,293	37.4	792,874	32.1

Fixed Assets

Tangible fixed assets	*1	40,739		39,120		40,512

Intangible assets		66,545		64,559		68,861

Investments and others		1,371,732		1,755,053		1,567,470
Investment securities		144,724		164,282		170,928
Investments in subsidiaries and affiliates (at cost)		1,107,838		1,166,514		1,106,513
Long-term loans receivable		—		306,683		173,147
Long-term guarantee deposits		54,145		51,505		51,718
Deferred tax assets		45,372		40,889		41,313

Other investments		19,687		25,213		23,882

Allowance for doubtful accounts		(34)		(34)		(34)

Total Fixed Assets		1,479,018	63.7	1,858,732	62.6	1,676,844	67.9

TOTAL ASSETS		2,321,921	100.0	2,969,025	100.0	2,469,719	100.0

(LIABILITIES)
Current Liabilities
Short-term borrowings		202,000		691,000		276,000
Bond with maturity of less than one year		2,631		60,000		2,631
Collaterals received		189,792		63,553		107,838
Accrued income taxes		32,090		200		63,304
Other current liabilities		19,313		12,152		20,061

Total Current Liabilities		445,827	19.2	826,904	27.8	469,835	19.0
Long-term liabilities
Bonds payable		120,000		180,000		190,000
Long-term borrowings		399,500		439,500		439,500
Other long-term liabilities		1,028		2,890		3,378

Total Long-term liabilities		520,528	22.4	622,390	21.0	632,878	25.6

TOTAL LIABILITIES		966,356	41.6	1,449,294	48.8	1,102,713	44.6

(SHAREHOLDERS’ EQUITY)
Common stock		182,799	7.9	182,800	6.2	182,799	7.4
Capital reserves
Additional paid-in capital		112,504		112,504		112,504
Other capital reserves		1,799		1,817		1,807

Total capital reserves		114,303	4.9	114,322	3.9	114,311	4.6
Earned surplus
Earned surplus reserve		81,858		81,858		81,858
Voluntary reserve		950,038		950,033		950,038
Unappropriated retained earnings		23,814		179,904		23,412

Total earned surplus		1,055,710	45.5	1,211,795	40.8	1,055,308	42.7
Net unrealized gain on investment securities		33,788	1.4	42,203	1.4	45,859	1.9
Treasury stock		(31,037)	(1.3)	(31,389)	(1.1)	(31,273)	(1.2)

TOTAL SHAREHOLDERS’ EQUITY		1,355,565	58.4	1,519,731	51.2	1,367,005	55.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,321,921	100.0	2,969,025	100.0	2,469,719	100.0

2)	Non-consolidated Income Statements

		Six Months ended September 30, 2003		Six Months ended September 30, 2004		Year ended March 31, 2004
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Operating revenue
Property and equipment fee revenue	*1	29,456		26,934		63,006
Rent revenue	*2	14,793		14,657		29,971
Royalty on trademark	*3	2,926		7,737		6,998
Dividend from affiliated companies		16,420		162,153		29,533
Others	*4	3,097		3,513		5,831
Interest income		0		—		—

Total operating revenue		66,694	100.0	214,995	100.0	135,341	100.0
Operating expenses
Compensation and benefits		332		586		1,650
Rental and maintenance		15,956		15,173		34,302
Data processing and office supplies		10,352		9,731		20,567
Depreciation and amortization	*5	12,999		13,904		26,480
Others		4,274		3,087		8,417
Interest expenses		2,174		2,562		4,476

Total operating expenses		46,089	69.1	45,043	21.0	95,895	70.9

Operating income		20,605	30.9	169,952	79.0	39,446	29.1

Non-operating income		1,285	1.9	1,863	0.9	2,644	2.0
Non-operating expenses		139	0.2	710	0.3	2,642	2.0

Ordinary income		21,751	32.6	171,105	79.6	39,448	29.1

Special profits
Gain on sales of investment securities		2,357		5,497		5,095
Reversal of allowance for doubtful accounts		675		0		678
Gain on redemption of warrants		—		195		—

Total special profits		3,033	4.6	5,693	2.6	5,773	4.3
Special losses
Loss on sales of investment securities		1,666		1		1,926
Loss on devaluation of investment securities		1,521		1,553		1,721
Loss on devaluation of investments in affiliates		—		—		1,419

Total special losses		3,187	4.8	1,554	0.7	5,067	3.7

Profit before income taxes		21,597	32.4	175,244	81.5	40,155	29.7

Income taxes - current		(848)	(1.3)	2,257	1.0	1,859	1.4

Income taxes - deferred		3,238	4.9	1,932	0.9	4,920	3.6

Net profit		19,207	28.8	171,055	79.6	33,374	24.7

Retained earnings brought forward		4,606		8,849		4,606

Interim dividend		—		—		14,569

Unappropriated retained earnings		23,814		179,904		23,412

[Significant Accounting Policies]

Six Months ended September 30, 2003	Six Months ended September 30, 2004	Year ended March 31, 2004

1. Basis and Methods of Valuation for

        Financial Instruments

    (1) Other securities

            a. Securities with market value

                Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investment securities” in “Shareholders’ Equity” on the balance sheet.

            b. Securities with no market value

Recorded at cost using the moving average method or amortized cost.

	1. Basis and Methods of Valuation for Financial Instruments (1) Other securities (Same as left)	1. Basis and Methods of Valuation for Financial Instruments (1) Other securities (Same as left)

(2) Stocks of subsidiaries and affiliates Recorded at cost using the moving average method.	(2) Stocks of subsidiaries and affiliates (Same as left)	(2) Stocks of subsidiaries and affiliates (Same as left)

2. Depreciation and Amortization (1) Depreciation of tangible fixed assets	2. Depreciation and Amortization (1) Depreciation of tangible fixed assets	2. Depreciation and Amortization (1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998, which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

Buildings 15 – 50 years

Furniture & fixtures 3 - 6 years

	(Same as left)	(Same as left)

(2) Amortization of intangible assets Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

The useful lives of software are based on those determined internally.

	(2) Amortization of intangible assets (Same as left)	(2) Amortization of intangible assets (Same as left)

3. Provisions (1) Allowance for doubtful accounts	3. Provisions (1) Allowance for doubtful accounts	3. Provisions (1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

	(Same as left)	(Same as left)

(2) Reserve for bonus payment To prepare for payments of bonuses to employees, the estimated amount is recorded in accordance with the prescribed calculation method.	(2) Reserve for bonus payment (Same as left)	(2) Reserve for bonus payment (Same as left)

4.      Translation of Balance Sheet

Accounts Denominated in Foreign

Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

	4. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)	4. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)

5.      Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

	5. Leasing Transactions (Same as left)	5. Leasing Transactions (Same as left)

6.      Hedging Activities

    (1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

6.      Hedging Activities

    (1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized. Certain eligible foreign currency denominated monetary items are translated at forward exchange rates and the difference is amortized over the remaining period.

6.      Hedging Activities

    (1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

(2) Hedging instruments and hedged items The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds that the Company issued.

    (2) Hedging instruments and hedged

          items

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(2) Hedging instruments and hedged items The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds that the Company issued.

(3) Hedging policy As a general rule, the interest rate risk on bonds is fully hedged until maturity.	(3) Hedging policy As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.	(3) Hedging policy As a general rule, the interest rate risk on bonds is fully hedged until maturity.

(4) Valuating the validity of hedging instruments The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(4) Valuating the validity of hedging instruments (Same as left)	(4) Valuating the validity of hedging instruments (Same as left)

7. Other Important Items as Basis of Financial Information	7. Other Important Items as Basis of Financial Information	7. Other Important Items as Basis of Financial Information

(1) Accounting for Consumption Taxes Consumption taxes are accounted for based on the tax exclusion method.	(1) Accounting for Consumption Taxes (Same as left)	(1) Accounting for Consumption Taxes (Same as left)

(2) Application of Consolidated Tax Return System The Company applies consolidated tax return system.	(2) Application of Consolidated Tax Return System (Same as left)	(2) Application of Consolidated Tax Return System (Same as left)

[Additional Information]

Six Months ended September 30, 2003	Six Months ended September 30, 2004	Year ended March 31, 2004
(Operating Revenue) Dividend from affiliated companies which has been included in “Others” (8 mil. Yen for the six months ended September 30, 2002) is stated as an item of operating revenue as its amount exceeded 10% of the total operating revenue.	—	—

[Notes to the Non-consolidated Financial Statements]

(Balance Sheet)

September 30, 2003	September 30, 2004	March 31, 2004
*1. Accumulated depreciation on tangible fixed assets: 65,368 mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 66,413 mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 64,439 mil. Yen
2. Securities deposited The Company loaned investment securities with a market value of 201,066 mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.	2. Securities deposited The Company loaned investment securities with a market value of 68,854 mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.	2. Securities deposited The Company loaned investment securities with a market value of 111,099 mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.

3.      Financial guarantee (Note 1)

Principal and coupons of 358,200 mil. Yen bonds issued by the Nomura Securities, Co., Ltd.

        358,200 mil. Yen

Commercial Paper with face value of 30,000 thousand USD, 15,000 thousand EURO issued by Nomura International plc and swap transactions worth 184,582 thousand USD executed by Nomura International plc

25,810 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of 838,000 thousand USD, 370,000 thousand EURO, and 136,950 mil. Yen

277,977 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of 183,000 thousand USD, 187,000 thousand EURO, 49,000 thousand AUD, and 785,888 mil. Yen

834,095 mil. Yen (Note 2)

Swap transactions worth 322,049 thousand USD executed by Nomura Global Financial Products Inc.

35,828 mil. Yen (Note 2)

Swap transactions worth 12,998 thousand USD executed by Nomura Securities (Bermuda) Ltd.

1,446 mil. Yen (Note 2)

Bond transactions worth 50 thousand USD executed by Nomura Securities International Inc.

        5 mil. Yen

3.      Financial guarantee (Note 1)

Principal and coupons of 358,200 mil. Yen bonds issued by the Nomura Securities, Co., Ltd.

        358,200 mil. Yen

Commercial Paper with face value of 150,000 thousand USD issued by Nomura International plc and swap transactions worth 220,852 thousand USD executed by Nomura International plc

41,183 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of 838,000 thousand USD, 370,000 thousand EURO, and 120,950 mil. Yen

264,715 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of 611,000 thousand USD, 34,500 thousand EURO, 52,000 thousand AUD, and 1,012,871 mil. Yen

1,089,590 mil. Yen (Note 2)

Swap transactions worth 344,411 thousand USD executed by Nomura Global Financial Products Inc.

38,247 mil. Yen (Note 2)

Bond transactions worth 3 thousand USD executed by Nomura Securities International Inc.

        0 mil. Yen

3.      Financial guarantee (Note 1)

Principal and coupons of 358,200 mil. Yen bonds issued by the Nomura Securities, Co., Ltd.

358,200 mil. Yen

Commercial Paper with face value of 150,000 thousand USD issued by Nomura International plc and swap transactions worth 255,466 thousand USD executed by Nomura International plc

42,853 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of 838,000 thousand USD, 370,000 thousand EURO, and 120,950 mil. Yen

257,203 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of 412,000 thousand USD, 33,500 thousand EURO, 50,500 thousand AUD, and 862,363 mil. Yen

914,251 mil. Yen (Note 2)

Swap transactions worth 251,465 thousand USD executed by Nomura Global Financial Products Inc.

26,577 mil. Yen (Note 2)

(Notes)1  In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

  2. Includes co-guarantee with the Nomura Securities Co., Ltd.

(Notes)1 In accordancewith Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

  2. Includes co-guarantee with the Nomura Securities Co., Ltd.

(Notes)1  In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

  2. Includes co-guarantee with the Nomura Securities Co., Ltd.

  (Income Statement)

Six Months ended September 30, 2003			Six Months ended September 30, 2004			Year ended March 31, 2004
*1	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1	(Same as left)		*1	(Same as left)
*2	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2	(Same as left)		*2	(Same as left)
*3	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3	(Same as left)		*3	(Same as left)
*4	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4	(Same as left)		*4	(Same as left)
*5	Breakdown of Depreciation and amortization		*5	Breakdown of Depreciation and amortization		*5	Breakdown of Depreciation and amortization
		(mil. Yen)			(mil. Yen)			(mil. Yen)
	Tangible fixed assets	2,735		Tangible fixed assets	2,395		Tangible fixed assets	5,680
	Intangible assets	10,166		Intangible assets	11,426		Intangible assets	20,613
	Investments and others	97

	Total	12,999		Total	13,904		Total	26,480

  (Leasing Transactions)

Six Months ended September 30, 2003			Six Months ended September 30, 2004			Year ended March 31, 2004
1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:		1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:		1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:
(1)	Acquisition cost of the leased property, accumulated depreciation equivalent and the balance at the end of the period (See Note below.)		(1)	Acquisition cost of the leased property, accumulated depreciation equivalent and the balance at the end of the period (See Note below.)		(1)	Acquisition cost of the leased property, accumulated depreciation equivalent and the balance at the end of the period (See Note below.)
	Furniture and fixtures (mil. Yen)			Furniture and fixtures (mil. Yen)			Furniture and fixtures (mil. Yen)
	Acquisition cost	5,710		Acquisition cost	4,539		Acquisition cost	4,805
	Accumulated depreciation equivalent	4,238		Accumulated depreciation equivalent	3,283		Accumulated depreciation equivalent	3,057

	Balance at the end of the period	1,471		Balance at the end of the period	1,256		Year-end balance	1,747
(2)	Closing balance of the obligation under financing lease (See Note below.)		(2)	Closing balance of the obligation under financing lease (See Note below.)		(2)	Closing balance of the obligation under financing lease (See Note below.)
		(mil. Yen)			(mil. Yen)			(mil. Yen)
	One year or less	825		One year or less	644		One year or less	896
	More than one year	646		More than one year	612		More than one year	851

	Total	1,471		Total	1,256		Total	1,747

(3)	Lease payments and depreciation expenses equivalent		(3)	Lease payments and depreciation expenses equivalent		(3)	Lease payments and depreciation expenses equivalent
	Lease payments	814 (mil. Yen)		Lease payments	481 (mil. Yen)		Lease payments	1,455 (mil. Yen)
	Depreciation expenses equivalent	814 (mil. Yen)		Depreciation expenses equivalent	481 (mil. Yen)		Depreciation expenses equivalent	1,455 (mil. Yen)
(4)	The method of calculating the depreciation expenses equivalent The amount equivalent to the depreciation expenses equivalent is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.		(4)	The method of calculating the depreciation expenses equivalent (Same as left)		(4)

The method of calculating the depreciation expenses equivalent

The amount equivalent to the depreciation expenses equivalent is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(Notes) The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Article 5-3 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Final Financial Statements” which refers to regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets were low.

(Notes) The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets were low.

(Securities Held)

(1) Bonds Held to Maturity

None.

(2) Stocks of subsidiaries and affiliates with market value

	September 30, 2003
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Subsidiaries	—	—	—
Affiliates	45,785	113,022	67,237

	September 30, 2004
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Subsidiaries	—	—	—
Affiliates	45,785	81,504	35,718

	March 31, 2004
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Subsidiaries	—	—	—
Affiliates	45,785	130,954	85,169

(3) Investment Securities with market value

	September 30, 2003
	Cost (mil. Yen)	Book Value (mil. Yen)	Difference (mil. Yen)
Fixed Asset	60,696	116,987	56,291

Equities	58,365	114,414	56,048
Bonds	—	—	—
Others	2,330	2,573	242

	September 30, 2004
	Cost (mil. Yen)	Book Value (mil. Yen)	Difference (mil. Yen)
Fixed Asset	67,289	138,807	71,518

Equities	55,833	127,089	71,256
Bonds	—	—	—
Others	11,456	11,718	262

	March 31, 2004
	Cost (mil. Yen)	Book Value (mil. Yen)	Difference (mil. Yen)
Fixed Asset	65,911	143,685	77,774

Equities	56,580	133,992	77,412
Bonds	—	—	—
Others	9,330	9,692	361

(4) Investment Securities without market value (except those referred in (1) above)

September 30, 2003
Book Value (mil. Yen)
Bonds Held to Maturity	—

Investment Securities	27,736

Recorded as Fixed Asset	27,736

Equities (Unlisted equities, etc.)	25,723
Bonds (Unlisted bonds, etc.)	0
Others	2,013

September 30, 2004
Book Value (mil. Yen)
Bonds Held to Maturity	—

Investment Securities	25,476

Recorded as Fixed Asset	25,476

Equities (Unlisted equities, etc.)	23,476
Bonds (Unlisted bonds, etc.)	0
Others	1,999

March 31, 2004
Book Value (mil. Yen)
Bonds Held to Maturity	—

Investment Securities	27,243

Recorded as Fixed Asset	27,243

Equities (Unlisted equities, etc.)	25,229
Bonds (Unlisted bonds, etc.)	0
Others	2,014

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Information on Per Share Data)

Information on per share data is omitted as the Company prepared consolidated financial information.

(Significant Subsequent Events)

Six Months ended September 30, 2003	Six Months ended September 30, 2004	Year ended March 31, 2004
None.	None.	None.

(2) Others

The Company’s board of directors resolved on October 28, 2004 to pay the interim dividend to the Company’s recorded shareholders as at September 30, 2004.

a.	Total interim dividend	19,423 (mil. Yen)
b.	Interim Dividend per share	10.00 (Yen)
c.	Effect date of claim rights / Date of payment	December 1, 2004

Semiannual Audit Report of Independent Auditors

December 16, 2004
The Board of Directors

Nomura Holdings, Inc.
Ernst & Young ShinNihon

Sadahiko Yoshimura
Certified Public Accountant
Designated and Operating Partner

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2003 to September 30, 2003) within the fiscal period from April 1, 2003 to March 31, 2004 which include the consolidated semiannual balance sheet and the consolidated semiannual statements of income, shareholders’ equity, comprehensive income, and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2003, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2003 to September 30, 2003) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Note:	As described in Note 2 to the consolidated semiannual financial statements, certain reclassifications have been made to the consolidated semiannual statement of cash flows in connection with the change in presentation of Other secured borrowings.

Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 16, 2004
The Board of Directors

Nomura Holdings, Inc.
Ernst & Young ShinNihon

Sadahiko Yoshimura
Certified Public Accountant
Designated and Operating Partner

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2004 to September 30, 2004) within the fiscal period from April 1, 2004 to March 31, 2005 which include the consolidated semiannual balance sheet and the consolidated semiannual statements of income, shareholders’ equity, comprehensive income, and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2004, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2004 to September 30, 2004) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 1, 2003
The Board of Directors
Nomura Holdings, Inc.
Shin Nihon & Co.

Sadahiko Yoshimura
Certified Public Accountant
Representative and Engagement Partner

Michiyoshi Sakamoto
Certified Public Accountant
Representative and Engagement Partner

We have performed a semiannual audit of the semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2003 to September 30, 2003) within the 100th fiscal period from April 1, 2003 to March 31, 2004 which include the semiannual balance sheet and the semiannual statement of income pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2003, and the results of their operations for the semiannual period then ended (from April 1, 2003 to September 30, 2003) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 16, 2004
The Board of Directors

Nomura Holdings, Inc.
Ernst & Young ShinNihon

Sadahiko Yoshimura
Certified Public Accountant
Designated and Operating Partner

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the non-consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2004 to September 30, 2004) within the 101th fiscal period from April 1, 2004 to March 31, 2005 which include the non-consolidated semiannual balance sheet and the non-consolidated semiannual statement of income pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These non-consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these non-consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the non-consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2004, and the results of their operations for the semiannual period then ended (from April 1, 2004 to September 30, 2004) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Above is an electronic version of the original report of auditors and the Company maintains the original report.